AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999
                                                           REGISTRATION NO. 022-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         ------------------------------

                              SUNTRUST BANKS, INC.
                               (Name of Applicant)

                           303 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30308
                                 (404) 588-7711
                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                                 AMOUNT
           --------------                                                 ------
           Guarantee of 8.16% Capital Securities                       $200,000,000


Approximate date of proposed public offering:  Not applicable.

Name and Address of Agent for service:              Raymond D. Fortin, Esq.
                                                    Senior Vice President
                                                     SunTrust Banks, Inc.
                                                  303 Peachtree Street, N.E.
                                                    Atlanta, Georgia 30308

                                                       with copies to:

                                                       Mary A. Bernard
                                                       King & Spalding
                                                 1185 Avenue of the Americas
                                                   New York, New York 10036


The Obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states it shall supersede this amendment, or (ii) such date as the commission, acting pursuant to Section 307(a) of the Act, may determine upon written request of the obligor.

                                     GENERAL

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the
        Applicant:

        (a)  Form of organization:

             A Corporation.

        (b) State or other sovereign power under the laws of which organized:

            State of Georgia.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

        In December 1996, Crestar Capital Trust I (the "Trust"), a Delaware statutory business trust formed pursuant to the Business Trust Act of the State of Delaware, issued preferred securities in a private transaction under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). Subsequent to the private transaction, the Trust made a registered exchange offer pursuant to which holders of the preferred securities exchanged such securities for preferred securities of the Trust that had been registered under the Securities Act. In connection with these transactions, Crestar Financial Corporation, the sponsor of the Trust ("Crestar"), guaranteed the payment of all amounts due in respect of the preferred securities to the extent set forth in the related guarantee agreement. On December 31, 1998, the Applicant acquired Crestar in a merger transaction. Crestar is now a wholly owned subsidiary of the Applicant. As a result of its acquisition of Crestar, the Applicant wishes to guarantee the payment of all amounts due in respect of the preferred securities on substantially the same terms and conditions as Crestar's guarantee. The issuance of the guarantee by the Applicant does not constitute a "sale" as defined under the Securities Act and, consequently, registration under the Securities Act is not required.

                                  AFFILIATIONS

ITEM 3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

        Set forth below is a list of all of the Applicant's subsidiaries.
The Applicant owns, directly or indirectly, 100% of the voting securities of the following subsidiaries (unless otherwise noted):

NAME

SUNTRUST BANKS OF FLORIDA, INC.
       SunTrust Bank, Central Florida, N.A.
              STB Management (Central Florida), Inc.
                    STB Management Holdings (Central Florida), Inc.
              STB Real Estate (Central Florida), Inc.
                    STB Real Estate Parent (Central Florida), Inc.
                            STB Real Estate Holdings (Central Florida), Inc. STB Receivables (Central Florida), Inc.

            SunTrust Annuities, Inc.
            SunTrust Insurance Services (Florida), Inc.
            SunTrust Bank, East Central Florida
                        Service of Volusia County, Inc.
                        STB Real Estate (East Central Florida), Inc.
                                    STB Real Estate Parent (East Central Florida), Inc.
                                                STB Real Estate Holdings (East Central Florida), Inc.
                        STB Receivables (East Central Florida), Inc.
            SunTrust Bank, Gulf Coast
                        STB Management (Gulf Coast), Inc.
                                    STB Management Holdings (Gulf Coast), Inc.
                        STB Real Estate (Gulf Coast), Inc.
                                    STB Real Estate Parent (Gulf Coast), Inc.
                                                STB Real Estate Holdings (Gulf Coast), Inc.
                        STB Receivables (Gulf Coast), Inc.
            SunTrust Bank, Miami, N.A.
                        Florida Aviation, Inc.
                        Kasalta Miramar, Inc.
                        STB Management (Miami), Inc.
                                    STB Management Holdings (Miami), Inc.
                        STB Real Estate (Miami), Inc.
                                    STB Real Estate Parent (Miami), Inc.
                                                STB Real Estate Holdings (Miami), Inc.
                        STB Receivables (Miami), Inc.
            SunTrust Bank, Mid-Florida, N.A.
                        STB Real Estate (Mid-Florida), Inc.
                                    STB Real Estate Parent (Mid-Florida), Inc.
                                                STB Real Estate Holdings (Mid-Florida), Inc.
                        STB Receivables (Mid-Florida), Inc.
            SunTrust Bank, Nature Coast
                        STB Real Estate (Nature Coast), Inc.
                                    STB Real Estate Parent (Nature Coast), Inc.
                                                STB Real Estate Holdings (Nature Coast), Inc.
                        STB Receivables (Nature Coast), Inc.
            SunTrust Bank, North Central Florida
                        STB Real Estate (North Central Florida), Inc.
                                    STB Real Estate Parent (North Central Florida), Inc.
                                                STB Real Estate Holdings (North Central Florida), Inc.
                        STB Receivables (North Central Florida), Inc.
            SunTrust Bank, North Florida, N.A.
                        STB Real Estate (North Florida), Inc.
                                    STB Real Estate Parent (North Florida), Inc.
                                                STB Real Estate Holdings (North Florida), Inc.
                        STB Receivables (North Florida), Inc.
            SunTrust Bank, South Florida, N.A.
                        STB Management (South Florida), Inc.
                                    STB Management Holdings (South Florida), Inc.
                        STB Real Estate (South Florida), Inc.
                                    STB Real Estate Parent (South Florida), Inc.
                                                STB Real Estate Holdings (South Florida), Inc.
                        STB Receivables (South Florida), Inc.

            SunTrust Bank, Southwest Florida
                        STB Real Estate (Southwest Florida), Inc.
                                    STB Real Estate Parent (Southwest Florida), Inc.
                                                STB Real Estate Holdings (Southwest Florida), Inc.
                        STB Receivables (Southwest Florida), Inc.
            SunTrust Bank, Tallahassee, N.A.
                        STB Real Estate (Tallahassee), Inc.
                                    STB Real Estate Parent (Tallahassee), Inc.
                                                STB Real Estate Holdings (Tallahassee), Inc.
                        STB Receivables (Tallahassee), Inc.
            SunTrust Bank, Tampa Bay
                        STB Management (Tampa Bay), Inc.
                                    STB Management Holdings (Tampa Bay), Inc.
                        STB Real Estate (Tampa Bay), Inc.
                                    STB Real Estate Parent (Tampa Bay), Inc.
                                                STB Real Estate Holdings (Tampa Bay), Inc.
                        STB Receivables (Tampa Bay), Inc.
            SunTrust Bank, West Florida
                        STB Real Estate (West Florida), Inc.
                                    STB Real Estate Parent (West Florida), Inc.
                                                STB Real Estate Holdings (West Florida), Inc.
                        STB Receivables (West Florida), Inc.
            SunTrust Banks Trust Company (Cayman) LTD
            Premium Assignment Corporation

SUNTRUST BANKS OF GEORGIA, INC.
            SunTrust Bank, Atlanta
                        STB Management (Atlanta), Inc.
                                    STB Management Holdings (Atlanta), Inc.
                        STB Real Estate (Atlanta), Inc.
                                    STB Real Estate Parent (Atlanta), Inc.
                                                STB Real Estate Holdings (Atlanta), Inc.
                        STI Credit Corporation
                        SunTrust International Banking Company
                                    SunTrust Asia, Limited
                        TCB Holdings,Inc.
                        Atlanta Community Investment Corporation
            SunTrust Bank, Augusta, N.A.
                        STB Real Estate (Augusta), Inc.
                                    STB Real Estate Parent (Augusta), Inc.
                                                STB Real Estate Holdings (Augusta), Inc.
            SunTrust Bank, Middle Georgia, N.A.
                        STB Real Estate (Middle Georgia), Inc.
                                    STB Real Estate Parent (Middle Georgia), Inc.
                                                STB Real Estate Holdings (Middle Georgia), Inc.
            SunTrust Bank, Northeast Georgia, N.A.
                        STB Real Estate (Northeast Georgia), Inc.
                                    STB Real Estate Parent (Northeast Georgia), Inc.
                                                STB Real Estate Holdings (Northeast Georgia), Inc.
                        SunTrust Insurance Services (Georgia), Inc.
            SunTrust Bank, Northwest Georgia, N.A.

                        STB Real Estate (Northwest Georgia), Inc.
                                    STB Real Estate Parent (Northwest Georgia), Inc.
                                                STB Real Estate Holdings (Northwest Georgia), Inc.
            SunTrust Bank, Savannah, N.A.
                        STB Real Estate (Savannah), Inc.
                                    STB Real Estate Parent (Savannah), Inc.
                                                STB Real Estate Holdings (Savannah), Inc.
            SunTrust Bank, South Georgia, N.A.
                        STB Real Estate (South Georgia), Inc.
                                    STB Real Estate Parent (South Georgia), Inc.
                                                STB Real Estate Holdings (South Georgia), Inc.
            SunTrust Bank, Southeast Georgia, N.A.
                        STB Real Estate (Southeast Georgia), Inc.
                                    STB Real Estate Parent (Southeast Georgia), Inc.
                                                STB Real Estate Holdings (Southeast Georgia), Inc.
            SunTrust Bank, West Georgia, N.A.
                        STB Real Estate (West Georgia), Inc.
                                    STB Real Estate Parent (West Georgia), Inc.
                                                STB Real Estate Holdings (West Georgia), Inc.
            SunTrust Personal Loans, Inc.
            Preferred Surety Holdings, Inc.
                        Preferred Surety Corporation
                                    Madison Insurance Company

SUNTRUST BANK OF TENNESSEE, INC.
            SunTrust Bank, Nashville, N.A.
                        Cherokee Insurance Company
                        STB Management (Nashville), Inc.
                        SunTrust Leasing of Tennessee, Inc.
            SunTrust Bank, Alabama, N.A.
                        SunTrust Annuities (Alabama), Inc.
            SunTrust Bank, Chattanooga, N.A.
                        STB Management (Chattanooga), Inc.
                        SunTrust of Chattanooga Mortgage Corporation
                        SunTrust Insurance Services (Tennessee), Inc.
            SunTrust Bank, East Tennessee, N.A.
                        Acquisition and Equity Corporation
            SunTrust Bank, South Central Tennessee, N.A.
            Trust Company of Tennessee (Inactive)

CRESTAR FINANCIAL CORPORATION
            CF Finance, L.L.C.
            Crestar Community Development Corporation
            Crestar Capital Trust I
            Crestar Securities Corporation
            Crestar Insurance Agency, Inc.
            Crestar Bank
                        DC Properties, Inc.
                        MD Properties, Inc.
                        DC Properties II, Inc. (Inactive)
                        VA Properties, Inc.

                        Fifth GWR REFG, Inc.
                        SunTrust Benefits Management, Inc.
                        Villages of KC Properties, Inc.
                        CBRE II, Inc.
                        Citizens Community Development Company
                        Crestview, L.L.C.
                        FSB Development, Inc.
                        Loyola Financial and Development Corporation
                                    Hunt Country, Inc.
                        CB Finance, Inc.
                                    CM Finance, L.L.C.
                                                CBP Finance, L.L.C.
                                    CRL, Inc.
                        Jefferson Funding Corporation
                        Crestar Leasing Corporation
                        Southern Service Corporation
                        Crestar Mortgage Corporation
                                    Crestar Title Agency, L.L.C. (80%)
                                                Crestar Title Agency of Maryland, L.L.C. (80%)
                        CMC Oreo, Inc.
                        Crestar Asset Management Company
                        Crestar Procurement Services, L.L.C.
                        Executive Auto Leasing, Inc.
                        Education Financial Services Corporation

OTHER:
STI Capital Management, N.A.
SunTrust BankCard, N.A.
SunTrust Service Corporation
STSC Leasing Corporation
STI Trust & Investment Operations, Inc.
SunTrust Capital I
SunTrust Capital II
SunTrust Capital III
SunTrust Community Development Corporation
SunTrust Equitable Securities Corporation
            Equitable Trust Company
                        Equitable Asset Management, Inc.
SunTrust Insurance Company
SunTrust International Services, Inc.
SunTrust Mortgage, Inc.
SunTrust Online, Inc.
SunTrust Plaza Associates, LLC (99.99%) SunTrust Properties, Inc.
SunTrust Securities, Inc.
Trusco Capital Management, Inc.


            See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

            The following table sets forth the names, positions and mailing addresses of all the directors and executive officers of the Applicant as of the date of this application.





       NAME                                    POSITION                               MAILING ADDRESS
-----------------------              ---------------------------------                ---------------
L. Phillip Humann                    Chairman, Director, President                         *
                                     and Chief Executive Officer
Richard G. Tilghman                  Director and Vice Chairman                            *
J. Hyatt Brown                       Director                                              *
Alston D. Correll                    Director                                              *
A.W. Dahlberg                        Director                                              *
David H. Hughes                      Director                                              *
M. Douglas Ivester                   Director                                              *
Summerfield K. Johnston, Jr.         Director                                              *
Joseph L. Lanier, Jr.                Director                                              *
Frank E. McCarthy                    Director                                              *
G. Gilmer Minor, III                 Director                                              *
Larry L. Prince                      Director                                              *
Scott L. Probasco, Jr.               Director                                              *
R. Randall Rollins                   Director                                              *
Frank S. Royal, M.D.                 Director                                              *
James B. Williams                    Director                                              *
John W. Clay, Jr.                    Executive Vice President                              *
John W. Spiegel                      Executive Vice President                              *
                                         and Chief Financial Officer
E. Jenner Wood, III                  Executive Vice President                              *
Harold P. Bitler                     Senior Vice President of                              *
                                        Risk  Management
A. Eugene Bowles                     General Auditor                                       *
John R. Braden                       Senior Vice President of                              *
                                        Finance and Administration
Ronald S. Crowding                   Senior Vice President of                              *
                                        CIB Credit Administration
Dennis B. Dills                      Senior Vice President of Trust                        *
                                         and Investment Operations
Donald S. Downing                    Senior Vice President of                              *
                                         Mortgage Services

       NAME                                    POSITION                               MAILING ADDRESS
-----------------------              ---------------------------------                ---------------
Wadley H. Duckworth                  Senior Vice President of Bank                           *
                                          Funding
Raymond D. Fortin                    Senior Vice President,                                  *
                                         General Counsel and
                                         Corporate Secretary
Thomas E. Fullilove                  Senior Vice President of                                *
                                        Finance and Administration
Ward H. Gailey, Jr.                  Senior Vice President of                                *
                                        Treasury Management
                                        Services
Anthony R. Gray                      Senior Vice President of                                *
                                         Investment Management
William J. Hearn, Jr.                Senior Vice President of Trust                          *
                                         Marketing
Donald T. Heroman                    Senior Vice President and                               *
                                         Treasurer
Kenneth R. Houghton                  Senior Vice President of                                *
                                         Investment Securities and
                                         Assistant Treasurer
Sandra W. Jansky                     Senior Vice President of Large                          *
                                         Corp. Administration
William P. Johnston                  Senior Vice President of                                *
                                         SunTrust Equitable Services
                                         Corporation
Michael A. Kinsey                    Senior Vice President of                                *
                                         Commercial Markets
Richard K. McCrea                    Senior Vice President of Asset                          *
                                         Quality/Credit Policy
John J. McGuire                      Senior Vice President of Online                         *
                                         Services
William P. O'Halloran                Senior Vice President and                               *
                                         Controller
Dennis M. Patterson                  Senior Vice President of                                *
                                         Marketing
Eugene S. Putnam, Jr.                Senior Vice President of                                *
                                         Investor Relations and Corp.
                                         Communications
James W. Rasmussen                   Senior Vice President of Credit                         *
                                         Card Services
Gianfranco Rossi-Espagnet            Senior Vice President of                                *
                                         Corporate/International
R. Charles Shufeldt                  Senior Vice President of                                *
                                         Capital Markets

       NAME                                    POSITION                               MAILING ADDRESS
-----------------------              ---------------------------------                ---------------
Mary T. Steele                       Senior Vice President of Human                          *
                                         Resources
Norris L. Tolliver                   Senior Vice President of                                *
                                         Personal Markets
Robert C. Whitehead                  Senior Vice President and Chief                         *
                                         Information Officer

-----------

* The mailing address for each officer and director is c/o SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

        As of July 15, 1999, there were no persons or entities known by the Applicant to beneficially own more than 10% of the voting securities of the Applicant.

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

        (a) The following table sets forth the title of each class of securities sold by the Applicant during the last three years, the underwriters of such securities and their mailing addresses.



       TITLE OF SECURITIES                         UNDERWRITERS                              MAILING ADDRESS
-----------------------------------        -----------------------------                ------------------------
Floating Rate Notes                          Donaldson, Lufkin & Jenrette               c/o Donaldson Lufkin &
    due April 22, 2002                          Securities Corporation                      Jenrette Securities
                                             Salomon Brothers Inc                          Corporation
                                             ABN AMRO Chicago                           277 Park Avenue
                                              Corporation                               New York, New York 10172
                                             Lehman Brothers

Floating Rate Preferred                      Lehman Brothers                            c/o Lehman Brothers Inc.
    Securities, Series A issued              Salomon Brothers Inc                       3 World Financial Center
    by SunTrust Capital I and                Donaldson, Lufkin & Jenrette               9th Floor
    guaranteed by the Applicant                  Securities Corporation                 New York, New York 10285

   Title of Securities                                      Underwriters                               Mailing Address
---------------------------------                   -------------------------------               --------------------------
7.90% Capital Trust Pass-                           Salomon Brothers Inc                            c/o Salomon Brothers Inc
    through Securities(sm)                                                                          7 World Trade Center
    (TruPS(sm)) issued by                                                                           New York, New York 10048
    SunTrust Capital II
    guaranteed by the Applicant

6.25% Senior Notes                                  Salomon Smith Barney                            c/o Salomon Brothers Inc
    due June 1, 2008                                Citicorp Securities, Inc.                       7 World Trade Center
                                                    ABN AMRO Incorporated                           New York, New York 10048
                                                    SunTrust Equitable Securities
                                                    EVEREN Securities, Inc.


6.9% Bank Notes                                     Morgan Stanley Dean Witter                      c/o Morgan Stanley
    due 2007                                        Chase Securities Inc.                               Dean Witter
                                                    Citicorp Securities, Inc.                       1585 Broadway
                                                                                                    New York, New York 10036

Floating Rate Preferred                             Lehman Brothers                                 c/o Lehman Brothers Inc.
    Securities, Series A issued                     ABN AMRO Incorporated                           3 World Financial Center
    by SunTrust Capital III and                     Chase Securities Inc.                           9th Floor
    guaranteed by the Applicant                     Citicorp Securities, Inc.                       New York, New York 10285
                                                    Paribas
                                                    Salomon Smith Barney

6% Senior Debentures                                Lehman Brothers                                 c/o Lehman Brothers Inc.
    due January 15, 2028                            Chase Securities Inc                            3 World Financial Center
                                                    SunTrust Equitable Securities                   9th Floor
                                                                                                    New York, New York 10285

Floating Rate Notes                                 Donaldson, Lufkin & Jenrette                    c/o Donaldson, Lufkin &
    due 2027                                            Securities Corporation                          Jenrette Securities
                                                                                                       Corporation
                                                                                                    277 Park Avenue
                                                                                                    New York, New York 10172

 Title of Securities                          Underwriters                                 Mailing Address
---------------------                       ---------------------                     ---------------------------
7.25% Subordinated                          Saloman Brothers Inc.                       c/o Salomon Brothers Inc
    Notes due 2006                                                                    7 World Trade Center
                                                                                      New York, New York 10048



            (b) There are no underwriters of the securities that are the subject of this application.



                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

         (a) Furnish the following information as to each authorized class of securities of the Applicant.

         As of July 13, 1999, the Applicant had the following outstanding voting securities:




           TITLE OF CLASS                             AMOUNT AUTHORIZED                        AMOUNT OUTSTANDING
   -------------------------------                 -----------------------                   -----------------------
      Common Stock, par value                             500,000,000                              323,081,182
          $1.00 per share
   Preferred Stock, no par value                           50,000,000                                    0

            (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

            Set forth below is a brief outline of the voting rights and certain other material terms of the Applicant's capital stock.

COMMON STOCK

            Holders of the Applicant's common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of the Applicant's common stock do not have preemptive rights to subscribe for or to purchase any additional shares. In the event of liquidation, holders of common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of preferred stock, if any. Holders of common stock are entitled to receive dividends when declared by the Applicant's Board of Directors (the "Board of Directors") out of funds legally available therefor, subject to the rights of the holders of preferred stock.

PREFERRED STOCK

            The Board of Directors is empowered by the Applicant's Articles of Incorporation to designate and issue from time to time one or more series of preferred stock without shareholder approval. The Board of Directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Applicant.

CHARTER AND BYLAW PROVISIONS

            Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, and the Applicant's Articles of Incorporation and Bylaws. Certain provisions of the Articles of Incorporation and Bylaws, which are summarized below, may discourage or make more difficult any attempt by a person or group to obtain control of the Applicant.

            Classified Board of Directors. The Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, it will be more difficult to change the composition of the Board of Directors, which may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Applicant.

            Shareholder Nominations. The Bylaws require notice to the Chairman of the Board, in advance of any shareholders meeting, of nominations by any shareholders of candidates for election as directors. In addition, shareholders that wish to make director nominations must provide the Applicant with certain specified information. These requirements may have the effect of precluding director nominations if shareholders do not follow the proper procedures and may discourage or deter a third party from conducting a solicitation of proxies to consider matters, including issues relating to the control of the Applicant.

            Ability to Consider Other Constituencies. The Articles of Incorporation permit the Board of Directors, in determining what it believes to be the Applicant's best interests when facing a proposed acquisition or merger, to consider the social and economic effects on employees, customers, suppliers and other constituents, the communities in which the Applicant's offices or other establishments are located and the desirability of maintaining independence from any other entity, in addition to considering the effects of any such action on the Applicant's or its shareholders.

            Supermajority Voting Requirement. Under the Articles of Incorporation, certain business combinations, amendments to certain provisions of the Articles of Incorporation and Bylaws or the adoption of contrary provisions and certain other matters may not be adopted or approved by the shareholders without the affirmative vote of at least 75% of the outstanding shares of common stock, subject, in some cases, to certain further limitations. These provisions may render it more difficult to effect a change of control of the Applicant and, as a result, may have the effect of deterring a tender offer or other acquisition proposal involving the Applicant.

LIMITATION OF DIRECTORS' LIABILITY

            The Articles of Incorporation eliminate, to the fullest extent permitted by applicable law, the personal liability of the Applicant's directors to it or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. This provision of the Articles of Incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties to shareholders or the Applicant. Under current Georgia law, the Articles of Incorporation do not provide for the elimination of or any limitation on the personal liability of a director for (1) any appropriation, in violation of the director's duties, of any of the Applicant's business opportunities, (2) acts or omissions which involve intentional misconduct or a knowing violation of law, (3) unlawful corporate distributions or (4) any transactions from which the director received an improper personal benefit.

GEORGIA ANTI-TAKEOVER STATUES

            The Georgia Business Corporation Code restricts certain business combinations with interested shareholders. In accordance with the provisions of this statute, the Applicant has elected to be covered by its restrictions.

            The Georgia business combinations statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Applicant does, and where the acquiror became an "interested shareholder" of the corporation, unless either (1) the transaction resulting in such acquiror becoming an "interested shareholder" or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of this statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The law prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The law restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

        Defined terms used in this Item 8 that are not otherwise defined in this application shall have the meanings given to such terms in the Capital Securities Guarantee Agreement.

        (1) The definition of what shall constitute a default under such indenture, and the withholding of notice to the indenture security holders.


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



            An "Event of Default" under the Capital Securities Guarantee Agreement means a default by the Guarantor on any of its payment or other obligations under the Guarantee Agreement; provided, however, that except with respect to a default in payment of any Guarantee Payments, the Guarantor shall have received notice of default from the Guarantee Trustee or any Holder (with a copy to the Guarantee Trustee) and shall not have cured such default within 60 days after receipt of such notice.

            Under the Capital Securities Guarantee Agreement, the Guarantee Trustee is required to give notice of an Event of Default within 90 days unless such default has been cured before the giving of such notice, subject to certain conditions.

            (2) The authentication and delivery of the indenture securities and the application of the proceeds thereof.

            There are no provisions in the Capital Securities Guarantee Agreement relating to authentication and delivery of indenture securities. Further, the issuance of the guarantee under the Capital Securities Guarantee Agreement does not involve any proceeds and thus the Capital Securities Guarantee Agreement does not contain any provisions regarding the application of proceeds of indenture securities.

           (3) The release or the release and substitution of any property subject to the lien of the indenture.

            The Applicant's obligations under the Capital Securities Guarantee Agreement are not secured by any liens or security interests on any assets of the Applicant. Accordingly, the Capital Securities Guarantee Agreement does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

           (4) The satisfaction and discharge of the indenture.

           The Capital Securities Guarantee Agreement shall terminate and be of no further force and effect upon (i) full payment of the Redemption Price of all Capital Securities, (ii) the distribution of Debentures to the holders in exchange for all of the Capital Securities or (iii) full payment of the amounts payable in accordance with the Trust Agreement upon liquidation of the Trust. Notwithstanding the foregoing, the Capital Securities Guarantee Agreement will continue to be effective or will be reinstated, as the case may be, if at any time any holder must restore payment of any sums paid with respect to Capital Securities or this Capital Securities Guarantee Agreement.

           (5) The evidence required to be furnished by the obligor upon the indenture securities to the trustee as to compliance with the conditions and covenants provided for in such indenture.

           Under the Capital Securities Guarantee Agreement, the Guarantor shall provide to the Guarantee Trustee such evidence of compliance with such conditions precedent, if any, provided for in the Capital Securities Guarantee Agreement that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in the form of an Officers' Certificate. In addition, under the Capital Securities Guarantee Agreement, the Guarantor shall provide to the Guarantee Trustee, the Securities and Exchange Commission and the Holders such documents, reports and information, if any, as requited by Section 314 of the Trust Indenture Act and the compliance certificate required by Section 314(a)(4) of the Trust Indenture Act, in the form, in the manner and at the times required by
Section 314 of the Trust Indenture Act, such compliance certificate to be delivered annually on or before September 15 of each year.

ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

        There are no obligors under the Capital Securities Guarantee Agreement other than the Applicant.

                                      * * *

        Contents of application for qualification. This application for qualification comprises--

        (a)         Pages numbered 1 to 16, consecutively.
        (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (included herein as Exhibit 99 and incorporated herein by this reference).
        (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

                        Exhibit T3A             Certificate of Incorporation of the Applicant, incorporated by reference to Exhibit 3.1 to the Applicant's Annual Report on Form 10-K for the
                                                year ended December 31, 1998 (SEC File No. 1-8918).

                        Exhibit T3B             By-Laws of the Applicant, incorporated by reference to Exhibit 3.2 to the Applicant's Annual Report on Form 10-K for the year ended
                                                December 31, 1998 (SEC File No. 1-8918).

                        Exhibit T3C             Capital Securities Guarantee Agreement  dated as of January 1, 1999 by
                                                SunTrust Banks, Inc. and The Chase Manhattan Bank, as Guarantee
                                                trustee.

                        Exhibit 99              Form T-1, Statement of Eligibility and Qualification on Form T-1 of
                                                the The Chase Manhattan Bank, as Guarantee trustee.

                                    SIGNATURE

            Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, SunTrust Banks, Inc., a corporation organized and existing under the laws of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 15th day of July, 1999.

(SEAL)

                              SUNTRUST BANKS, INC.


                              By: /s/ Raymond D. Fortin
                                  ------------------------------------------
                              Name:  Raymond D. Fortin, Esq.
                              Title: Senior Vice President and General
                                     Counsel


Attest:   /s/ Paula Cochran Bird
       -----------------------------
         Name:  Paula Cochran Bird


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